                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549


                                 FORM 11-K

          [ X ]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                   SECURITIES EXCHANGE ACT OF 1934

               For the fiscal year ended December 31, 1996

                                    OR

          [   ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
                   THE SECURITIES EXCHANGE ACT OF 1934

               For the transition period from              to

                       Commission file number 0-8467
                                             ---------

     A. Full title of the plan and the address of the plan, if different from that of the issuers named below:

                           WESBANCO, INC. KSOP
                           -------------------
     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              WesBanco, Inc.
                              1 Bank Plaza
                           Wheeling, WV  26003

                             WesBanco, Inc. KSOP

                        Audited Financial Statements

                      As of December 31, 1996 and 1995

                   and for the year ended December 31, 1996



                                 Contents
                                 --------


Report of Independent Auditors                                        3

Audited Financial Statements

Statements of Net Assets Available for Plan Benefits                  4
Statement of Changes in Net Assets Available for Plan Benefits        5
Notes to Financial Statements                                         6
Schedule I - Assets Held for Investment                              15
Schedule II - Transactions or Series of Transactions in Excess
  of 5% of the Fair Value of Plan Assets                             16
Signatures                                                           17

[ERNST & YOUNG LLP]                                Pittsburgh, Pennsylvania

                   Report of Independent Auditors

Pension Committee
WesBanco, Inc.

We have audited the accompanying statements of net assets available for plan benefits of the WesBanco, Inc. KSOP as of December 31, 1996 and 1995, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1996. These financial statements are the responsibility of the KSOP's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the KSOP at December 31, 1996 and 1995, and the changes in its net assets available for plan benefits for the year ended December 31, 1996, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment as of December 31, 1996, and transactions or series of transactions in excess of 5% of the fair value of plan assets for the year then ended are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subject to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

November 14, 1997

                                           /s/ Ernst & Young LLP

                           WesBanco, Inc. KSOP

            Statements of Net Assets Available for Plan Benefits
            ----------------------------------------------------

                                                         December 31,
                                                      1996         1995
                                                      ----         ----
Assets

Cash                                               $ 27,102     $ 61,596
Investments at fair value:
     Mutual funds                                   887,490            0
     Common stock of WesBanco,Inc.                3,609,031    2,966,208
                                                  ---------    ---------
                                                  4,496,521    2,966,208

Accrued dividends                                    30,054       25,609
                                                  ---------    ---------
Total assets                                      4,553,677    3,053,413

Liabilities

Note payable to bank                                413,405      777,405
                                                  ---------    ---------
Net assets available for plan benefits           $4,140,272   $2,276,008
                                                  =========    =========


The accompanying Notes to Financial Statements are an integral part of these financial statements.

                          WesBanco, Inc. KSOP

      Statement of Changes in Net Assets Available for Plan Benefits
      --------------------------------------------------------------


                                          Year ended December 31,
                                                   1996
                                                   ----
Additions:
     Contributions:
        Employer                                 $ 600,921
        Employee                                   735,397
                                                ----------
                                                 1,336,318

Investment income:
 Interest and dividends                            130,079

Deductions:
     Distributions to participants                  98,627
     Payments of interest on note payable           63,557
     Administrative expenses                         4,784
                                                  --------
                                                   166,968

Net realized gains/(losses) and unrealized
  appreciation in fair value of investments        564,835
                                                 ---------
Net additions                                    1,864,264
Net assets available for plan benefits at
  beginning of year                              2,276,008
                                                 ---------
Net assets available for plan benefits at
  end of year                                   $4,140,272
                                                 =========




The accompanying Notes to Financial Statements are an integral part of these financial statements.

                        WesBanco, Inc. KSOP
                   Notes to Financial Statements
                  As of December 31, 1996 and 1995
              and for the year ended December 31, 1996




Note 1 - Plan Description
-------------------------

The WesBanco, Inc. Employee Stock Ownership Plan was amended and restated effective as of January 1, 1996 by the adoption of Amendment No. 1, adding a qualified cash or deferral arrangement under Section 401(k) of the Internal Revenue Code of 1986, as amended, and renaming the WesBanco, Inc. Employee Stock Ownership Plan the WesBanco, Inc. KSOP (the Plan).

During 1996 the Plan covered substantially all employees of WesBanco, Inc. (the Company) with the exception of employees from the acquisition of Vandalia National Corporation, who had not yet met the eligibility requirements. A participant must complete at least 1,000 hours of service in the year and be employed on December 31 of each year, in order to share in the allocation of employer contributions and forfeitures for such year. The Plan has two Trustees, Bank One and WesBanco Bank Wheeling.

The ESOP portion of the Plan, established on December 31, 1986, is a non-contributory, defined contribution Plan. The ESOP borrowed money and used the proceeds of the loan to buy common stock of the Company. The ESOP holds common stock in a suspense account until principal payments are made on the loan. As loan payments are made, an amount of common stock is released from the suspense account and allocated to the accounts of the participants based on the participant's compensation.

The borrowing is collateralized by the unallocated shares of stock and is guaranteed by the Company. The lender has no rights against shares once they are allocated under the ESOP.
Accordingly, the notes to the financial statements of the Plan present separately the assets and liabilities as of December 31, 1996 and 1995 changes for the year ended December 31, 1996 pertaining to:
(a) the stock that has been allocated to the accounts of the employees (allocated) and (b) stock not yet allocated to the accounts of employees (unallocated).

Contributions to the ESOP by the Company are made in an amount determined by the Board of Directors. For any year in which the loan is outstanding, the contribution will be no less than is needed to pay the principal and interest on the loan for that year. Contributions and forfeitures are allocated to participants in proportion to each participant's compensation, but cannot exceed the lesser of $30,000 or 25% of such participant's compensation during the Plan year.

                   WesBanco, Inc. KSOP
                Notes to Financial Statements
                As of December 31, 1996 and 1995
             and for the year ended December 31, 1996




Note 1 - Plan Description (continued)
-------------------------------------
Participant's interests in the ESOP are fully vested after five years of continuous service. Generally, termination of employment for reasons other than death, normal retirement or permanent disability prior to completion of five years of continuous service results in forfeiture.

Distributions to participants who have left employment of the Company or their beneficiaries may be paid in either cash or stock in lump sum or installments over a period that the participant selects, within certain plan restrictions.

Trustee fees may be paid by the Plan or Plan Sponsor (WesBanco, Inc.), at the discretion of the Plan Sponsor.

The Plan, which falls under the guidelines of Section 401(k), established on January 1, 1996, provides for salary deferral and matching employer contributions. The Plan is designed to enable eligible employees to invest the employee deferral, employer matching and employee rollover contribution among seven funds that are made available by the Plan Administrator. An employee shall become a participant in the Plan on the employee's employment date effective on January 1, April 1, July 1 or October 1 following such employee's employment date, if the employee has reached the employee's twenty-first birthday.

Matching contributions to the 401(k) will equal 50% of the first
2% of compensation deferred and 25% of the next 2% of compensation deferred. The amount of the contribution will not be greater than the amount permitted by federal law.
Participant's interests are 100% vested in the employee deferral, employer matching and rollover accounts.

Hardship distributions can be made from a participant's employee deferral account (401(k)) with approval by the Plan
Administrator, if specific criteria is met.

The Plan is administered by a committee comprised of employees and Directors appointed by the Board of Directors of the Company.

Note 2 - Summary of Significant Accounting Policies
---------------------------------------------------

The financial statements of the Plan are prepared on the accrual basis. Purchases and sales of securities are accounted for as of the trade date. Interest and dividend income are recorded as earned.

                     WesBanco, Inc. KSOP
                Notes to Financial Statements
                As of December 31, 1996 and 1995
             and for the year ended December 31, 1996

Valuation of Investments
------------------------
Marketable securities are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year; investments traded in the over-the-counter market and listed securities for which no sale was reported on the date are valued at the average of the last reported bid and ask prices. The fair value of participation units in mutual funds is based on quoted redemption values, which approximate fair value.

Use of Estimates
----------------
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Note 3 - Priorities Upon Termination of the Plan
------------------------------------------------
The Company reserves the right to terminate the Plan at any time. In the event the Plan is completely or partially terminated or the Company determines it will permanently discontinue making contributions to the Plan, all property then credited to the participant's accounts will immediately become fully vested and nonforfeitable. The Trustee will be directed to either continue to hold the property in the participant's accounts in accordance with the provisions of the Plan until such accounts would become distributable under the provisions of the Plan, or distribute to such participants all property allocated to their accounts.

Note 4 - Information Certified by Trustee
-----------------------------------------
The Plan's investments are held in trust funds administered by the Trustees. Financial information relating to those investments is included in the accompanying financial statements and in the tables below based upon information provided by the Trustees.

                                          December 31,
                                        1996        1995
                                        ----        ----
Assets
Cash                                $   27,102   $   61,956
Investments                          4,496,521    2,966,208
Accrued dividends receivable            30,054       25,609
                                     ---------    ---------
Total assets                         4,553,677    3,053,413

                           WesBanco Inc. KSOP
                      Notes to Financial Statements
                    As of December 31, 1996 and 1995
                and for the year ended December 31, 1996



Note 4 - Information Certified by Trustee (continued)
-----------------------------------------------------

                                                  December 31,
                                               1996         1995
                                               ----         ----
Liabilities
Note payable to bank                          413,405      777,405
                                            ---------    ---------
Net assets held in trust                   $4,140,272   $2,276,008
                                           ==========   ==========
     Investment income:
         Interest                               1,465
         Dividends                            128,614
 Payments of interest on note payable          63,557
 Administrative expenses                        4,784
 Net realized gains/losses and unrealized
  appreciation in fair value of investments   564,835


Note 5 - Transactions with Parties-in-Interest
----------------------------------------------
Legal, accounting and other administrative fees are paid at the discretion of the Sponsor by the Plan or Plan Sponsor. The Plan is administered by the Plan Sponsor.

                         WesBanco, Inc. KSOP
                     Notes to Financial Statements
                    As of December 31, 1996 and 1995
                and for the year ended December 31, 1996


Note 6 - Note Payable
---------------------
During November 1995, the WesBanco ESOP Trust renegotiated its existing line of credit with an affiliated lender. Conditions of the loan agreement remained the same, providing for a line of credit in the aggregate amount of $1,000,000 to facilitate purchases of WesBanco common stock in the open market. The loan bears interest at a rate equal to the lender's base rate and requires annual repayments of principal equal to 20% of the balance at January 1 of each year. The loan has a final maturity date of 5 years from the date of inception. The $1,000,000 revolving line of credit had a balance of $413,405 and $777,405 as of December 31, 1996 and 1995, respectively.

Note 7 - Income Tax Status
--------------------------
The Plan has applied for a determination letter from the Internal Revenue Service as to the qualified tax status of the Plan. It is anticipated that the Internal Revenue Service will make a favorable determination and that the Plan will qualify under Sections 401(k) and 501(a) of the Internal Revenue Code and will not be subject to tax under the present income tax law.

Note 8 - Investments
--------------------
During 1996 the Plan's investments (including investments purchased and sold, as well as held during the year) appreciated in fair value by $548,806, as follows:

                                         Net Appreciation
                                         in Fair Value for
                                       Year Ended December 31,
                                                1996
                                                ----
Mutual Funds                                  $  62,134
Common stock of WesBanco, Inc.                  486,672
                                               --------
                                              $ 548,806
                                               ========
The amount of net assets available for plan benefits at December 31, 1996 and 1995 and the changes in net assets available for plan benefits during the year were allocated to the separate investment funds as follows:

                             WesBanco, Inc. KSOP
                        Notes to Financial Statements
                      As of December 31, 1996 and 1995
                  and for the year ended December 31, 1996


Note 8 - Investments (continued)
--------------------------------


For the year ended December 31, 1996


                                          Money                       Neuberger
                                          Market    Fixed    Equity    Guardian
                                          Fund      Fund      Fund       Fund
Assets                                    ----      ----      ----       ----
Cash                                    $     0  $      0  $      0  $      0
Investments at fair value                52,699   129,913   197,992   216,793
Accrued dividends                             0         0         0         0

Liabilities
Note payable to bank                          0         0         0         0
                                        -------  --------  --------  --------
Net assets available for plan benefits  $52,699  $129,913  $197,992  $216,793
                                        =======  ========  ========  ========
Additions:
Contributions:
   Employer                             $11,790  $ 29,108  $ 35,308  $ 46,145
   Employees                             42,620   101,564   141,793   156,418
                                        -------   -------   -------   -------
                                         54,410   130,672   177,101   202,563
Investment income:
   Interest and dividends                 1,465     4,220     1,313     1,336
                                        -------   -------   -------   -------
Net realized gains/(losses) and
    unrealized appreciation
    in fair value of investments              0       491    20,031    17,890

Deductions:
   Distributions to participants          2,005     3,112     2,016     3,591
   Payments of interest on note payable       0         0         0         0
   Administrative expenses                    0         0         0         0
                                         ------    ------   -------   -------
                                          2,005     3,112     2,016     3,591
Transfers and allocations
(deductions)/additions:
   Transfers of assets                   (1,171)   (2,358)    1,563    (1,405)
   Allocation of cash and shares              0         0         0         0
                                         ------    ------    ------    ------
                                         (1,171)   (2,358)    1,563    (1,405)

Net additions                            52,699   129,913   197,992   216,793
Net assets available for plan benefits
  at beginning of year                        0         0         0         0
                                        -------  --------   -------   -------
Net assets available for plan benefits
  at end of year                       $ 52,699  $129,913  $197,992  $216,793
                                       ========  ========  ========  ========

Note 8 - Investments (continued)
--------------------------------


For the year ended December 31, 1996


                                                                         Allocated  Unallocated
                                       Brandywine  Templeton  WesBanco    WesBanco   WesBanco     Total
                                          Fund       Fund       Stock     Stock       Stock       Plan
                                          ----       ----       -----     -----       -----       ----
Assets
Cash                                   $      0    $      0   $      0  $   27,102  $      0   $   27,102
Investments at fair value               208,826      81,267    118,562   2,824,891   665,578    4,496,521
Accrued dividends                             0           0          0      25,347     4,707       30,054

Liabilities
Note payable to bank                          0           0          0           0   413,405      413,405
                                       --------    --------   --------  ----------  --------   ----------
Net assets available for plan benefits $208,826    $ 81,267   $118,562  $2,877,340  $256,880   $4,140,272
                                       ========    ========   ========  ==========  ========   ==========

Additions:
Contributions:
  Employer                             $ 44,123    $ 15,373   $ 19,074  $        0  $400,000   $  600,921
  Employees                             147,824      59,559     85,619           0         0      735,397
                                       --------    --------   --------  ----------  --------   ----------
                                        191,947      74,932    104,693           0   400,000    1,336,318
Investment income:
  Interest and dividends                     52       1,668      1,247      89,404    29,374      130,079
                                       --------    --------   --------  ----------  --------   ----------
Net realized gains/(losses)
  and unrealized appreciation
  in fair value of investments           19,871       4,235     15,645     347,923   138,749      564,835


Deductions:
  Distributions to participants           5,797       1,254      1,955      78,897         0       98,627
  Payments of interest on note payable        0           0          0           0    63,557       63,557
  Administrative expenses                     0           0          0       4,784         0        4,784
                                       --------    --------   --------  ----------  --------   ----------
                                          5,797       1,254      1,955      83,681    63,557      166,968

Transfers and allocations:
   (deductions)/additions
  Transfers of assets                     2,753       1,686     (1,068)          0         0            0
  Allocation of cash and shares               0           0          0     341,316  (341,316)           0
                                       --------    --------   --------  ----------  --------   ----------
                                          2,753       1,686     (1,068)    341,316  (341,316)           0

Net additions                           208,826      81,267    118,562     694,962   163,250    1,864,264
Net assets available for plan
  benefits at beginning of year               0           0          0   2,182,378    93,630    2,276,008
                                       --------    --------   --------  ----------  --------   ----------
Net assets available for plan
  benefits at end of year              $208,826    $ 81,267   $118,562  $2,877,340  $256,880   $4,140,272
                                       ========    ========   ========  ==========  ========   ==========


                         WesBanco, Inc. KSOP
                   Notes to Financial Statements
                  As of December 31, 1996 and 1995
             and for the year ended December 31, 1996


                   Note 8 - Investments (continued)
                   --------------------------------

For the year ended December 31, 1995


                                        Allocated   Unallocate
                                        WesBanco     WesBanco       Total
                                          Stock       Stock          Plan
                                        ---------    ---------    ---------
Assets
Cash                                    $   61,596   $       0    $   61,596
Investments at fair value                2,102,881     863,327     2,966,208
Accrued dividends                           17,901       7,708        25,609

Liabilities
Note payable to bank                             0     777,405       777,405
                                        ----------  ----------    ----------
Net assets available for plan benefits  $2,182,378  $   93,630    $2,276,008
                                        ==========  ==========    ==========

                         WesBanco, Inc. KSOP
                    Notes to Financial Statements
                   As of December 31, 1996 and 1995
               and for the year ended December 31, 1996




Note 8 - Investments (continued)
--------------------------------

The fair value of individual investments that represent 5% or more of the Plan's net assets available for plan benefits is as follows:

                                                  December 31,
                                              1996           1995
                                              ----           ----
WesBanco, Inc. - Common Stock               $3,609,031    $2,966,208

                            WESBANCO, INC. KSOP
      Schedule I - Form 5500, Item 27a -  Assets Held for Investment
                            December 31, 1996



Units/Shares             Description                   Cost      Market Value
-----------------------------------------------------------------------------
 52,698.61     Federated Prime Obligations Fund        $   52,699  $   52,699
 14,051.87     WesBanco Bank Wheeling Fixed Income Fund   129,418     129,913
  6,195.18     WesBanco Bank Wheeling Equity Fund         177,959     197,992
  8,446.65     Neuberger & Berman Guardian Fund           207,738     216,793
  7,847.89     Templeton Foreign Fund                      77,943      81,267
111,044.77     WesBanco Common Stock                    2,475,849   3,609,031
  2,834.46     Brandywine Fund                            195,247     208,826
                                                       ----------  ----------
                                                       $3,316,853  $4,496,521
                                                       ==========  ==========

                           WESBANCO, INC. KSOP
             Schedule II - Transaction or Series of Transactions in
                 Excess of 5% of the Fair Value of Plan Assets




                                                                    Fair Value
                                                                    of Asset on
                                                      Cost of       Transaction        Net
Description of Assets      Purchases      Sales     Assets Held         Date        Gain/(Loss)
------------------------------------------------------------------------------------------------

Type (II) - Series of transactions in aggregate of 5% of fair value of plan assets.

WesBanco Bank Wheeling
Fixed Income Fund
23 purchases               $ 129,715     $    -        $  -          $ 129,775        $     -
2 sales                          -           339         357               339            (18)
WesBanco Bank Wheeling
Equity Fund
23 purchases                 178,044
 1 sale                                       91          85                                6
Newberger & Berman
Guardian Fund
18 purchases                 207,738                                   207,738
Brandywine Fund
17 purchases                 195,247                                   195,257
WesBanco Common Stock
13 purchases                 163,430                                   163,430



There were no type (I), (III), or (IV) transactions for 1996.

SIGNATURES

The Plan.

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                     WESBANCO, INC. KSOP
                                     -------------------
                                       (Name of Plan)
November 14, 1997
-------------------                   /s/ Paul M. Limbert
      Date                           -------------------------------
                                     Executive Vice President-Credit
                                     -------------------------------
                                     Administration and Chief Financial Officer
                                     ------------------------------------------